Exhibit 99.1
Alithya reports another quarter of strong revenue growth for Q1 fiscal 2023
Q1-2023 Highlights
•Revenues increased 23.2% to $126.8 million, compared to $102.9 million for the same quarter last year.
•Adjusted EBITDA(1) amounted to $6.2 million, or 4.9% of revenues, compared to $7.0 million, including the forgiveness of $5.9 million in Paycheck Protection Program ("PPP") loans, or 6.8% of revenues, for the same quarter last year.
•Gross margin increased 20.2% to $34.1 million, compared to $28.3 million for the same quarter last year.
•Gross margin as a percentage of revenues(2) was 26.9%, compared to 27.5% for the same quarter last year. Excluding the impact of the forgiveness of the $4.6 million in PPP loans recorded to cost of revenues in the first quarter of last year, gross margin as a percentage of revenues(1) would have amounted to 23.1% for the three months ended June 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.5% for the fourth quarter of last year.
•Net loss was $4.2 million, or $0.04 per share, compared to a net loss of $2.0 million, including the forgiveness of $5.9 million in PPP loans, or $0.02 per share, for the same quarter last year.
•Q1 bookings(2) reached $145.4 million, which translated into a book-to-bill ratio(2) of 1.15 for the quarter, and on a trailing twelve months basis, bookings were $468.7 million, which translated into a book-to-bill ratio of 1.02.
•Successfully completed 17 go-live implementations and signed 15 new clients.
•Received several prestigious industry accolades, including:
◦Was recognized during the 2022 Microsoft Partner of the Year Awards, and won the 2022 Microsoft Canada Business Applications Finance & Operations Impact Award.
◦Oracle Partner of the Year finalist for 2022.
◦Received two OCTAS prizes, a prestigious contest held by the Réseau Action TI, for projects that leverage digital and information technologies in the province of Québec, Canada.
•Completed the acquisition on July 1, 2022, of US-based Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data rich insurers and other regulated entities such as state governments, adding over 150 professionals in the United States, Europe, India, and Australia to our team.
MONTREAL, CANADA (August 11, 2022) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the first quarter fiscal 2023 ended June 30, 2022. All amounts are in Canadian dollars unless otherwise stated.
|1

Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2023-Q1	F2022-Q1
Revenues	126,764	102,921
Gross Margin	34,064	28,340
Gross Margin (%)	26.9%	27.5%
Selling, general and administrative expenses	28,927	22,747
Selling, general and administrative expenses (%)(2)	22.8%	22.1%
Adjusted EBITDA	6,198	7,012
Adjusted EBITDA Margin(1) (%)	4.9%	6.8%
Net loss	(4,164)	(2,032)
(1)    These are non-IFRS financial measures or ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. Definition and quantitative reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption ''Non-IFRS and other financial measures''. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.
(2)     This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these other financial measures.
Quote by Paul Raymond, President and CEO, Alithya:
“We are very pleased to begin a new fiscal year with continued strong revenue growth and solid bookings. In terms of specific geographies, we experienced record bookings in the US, which reflect the reputation of trust that Alithya continues to garner. In Canada, business continues to be fueled by strong bookings from the public sector and new business with existing clients. Actually, 85% of our revenues in the first quarter came from clients which we also served during the same quarter last year – in other words, that’s 85% of repeat revenues. We also added 15 new clients in the quarter.
Our Q1 financial results include company-wide salary increases afforded to our valued workforce. Although this has short-term impacts on our gross margin, they are absorbed in price increases over time. Talent attraction, retention and nurturing continue to be a priority in a volatile market, and inflationary pressures remain. We are therefore pleased with the potential for margin growth as we expand our offshore operations. We are currently ramping up our Morocco office and adding capabilities in India and Eastern Europe through the recent acquisition of Datum.
I would also like to highlight some of the prestigious industry accolades garnered by Alithya teams in the past few months, including Microsoft Partner of the Year awards in two separate categories. Alithya was also named to Microsoft’s prestigious Inner Circle for the 16th year, and was honored by an IMPACT Award, recognizing Microsoft partners who demonstrate excellence in Microsoft Dynamics 365 new customer additions. Alithya was also selected as an Oracle Game Changer Award for ERP/EPM Service Delivery Partner of the Year finalist in 2022, and received two OCTAS prizes, presented by Réseau Action TI, including an award in the Culture and Society category for the work of our teams in developing the BénéClic app for Saint-Justine Children's Hospital.
|2

Following a period of sustained and significant growth since going public, we are entering Fiscal 2023 with an opportunity to leverage our expanded global scale and resulting synergy opportunities in order to optimize our SG&A cost structure. Many initiatives are already underway, and we expect to benefit from these over the course of the next few quarters.”
First Quarter Results
Revenues
Revenues amounted to $126.8 million for the three months ended June 30, 2022, including $8.4 million from Vitalyst, LLC (“Vitalyst”) following its acquisition by the Company on January 31, 2022 (the “Vitalyst Acquisition”), representing a $23.9 million increase, or 23.2%, from $102.9 million for the three months ended June 30, 2021. On a sequential basis, revenues increased by $6.8 million, from $120.0 million for the fourth quarter of last year.
Revenues in Canada increased by $9.2 million, or 13.3%, to $78.2 million for the three months ended June 30, 2022, from $69.0 million for the three months ended June 30, 2021. The increase in revenues was due to organic growth in all areas and continued growth from the two long-term contracts signed as part of the acquisition of R3D Consulting Inc. On a sequential basis, revenues in Canada increased by $3.0 million, from $75.2 million for the fourth quarter of last year.
U.S. revenues increased by $13.7 million, or 44.3%, to $44.6 million for the three months ended June 30, 2022, from $30.9 million for the three months ended June 30, 2021, due primarily to revenues of $8.4 million from the Vitalyst Acquisition, organic growth in all areas, and a favorable US$ exchange rate impact of $1.7 million. On a sequential basis, revenues in the U.S. increased by $3.9 million, from $40.7 million for the fourth quarter of last year.
International revenues increased by $0.9 million, or 32.7%, to $3.9 million, from $3.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.3 million between the two periods.
Gross Margin
Gross margin increased by $5.8 million, or 20.2%, to $34.1 million for the three months ended June 30, 2022, from $28.3 million for the three months ended June 30, 2021. Gross margin as a percentage of revenues decreased to 26.9% for the three months ended June 30, 2022, from 27.5% for the three months ended June 30, 2021. Excluding the impact of the forgiveness of the $4.6 million in PPP loans recorded to cost of revenues in the first quarter of last year, gross margin as a percentage of revenues would have amounted to 23.1% for the three months ended June 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.5% for the fourth quarter of last year, despite annual salary increases which came into effect in the first quarter of this year.
Gross margin as a percentage of revenues increased in Canada and internationally due to increased revenues from permanent employees relative to subcontractors and increased subscription, software and other revenues, which carry higher margins.
In the U.S., gross margin as a percentage of revenues decreased as a result of reduced governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, as explained above,
|3

market pressures on salary costs, and decreased utilization rates in certain areas of the business due to delays in the timing of new project starts. This decrease was partially offset by a positive margin impact from the Vitalyst Acquisition and increased subscription, software and other revenues, which carry higher margins.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $28.9 million for the three months ended June 30, 2022, an increase of $6.2 million, or 27.2%, including $2.6 million in expenses from Vitalyst, from $22.7 million for the three months ended June 30, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.8% for the three months ended June 30, 2022, compared to 22.1% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst.
Adjusted EBITDA
Adjusted EBITDA amounted to $6.2 million for the three months ended June 30, 2022, representing a decrease of $0.8 million, from $7.0 million, including the forgiveness of $5.9 million in PPP loans, for the three months ended June 30, 2021. As explained above, increased selling, general and administrative expenses and decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, were partially offset by increased gross margin and the contribution from the Vitalyst Acquisition. Adjusted EBITDA Margin was 4.9% for the three months ended June 30, 2022, compared to 6.8% for the three months ended June 30, 2021.
Net Loss
Net loss for the three months ended June 30, 2022 was $4.2 million, an increase of $2.1 million, from $2.0 million, including the forgiveness of $5.9 million in PPP loans, for the three months ended June 30, 2021. The increased loss was driven by decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, increased selling, general and administrative expenses, increased amortization of intangibles, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin and decreased business acquisition, integration and reorganization costs in the three months ended June 30, 2022, compared to the three months ended June 30, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.04 for the three months ended June 30, 2022, compared to a net loss of $0.02 per share for the three months ended June 30, 2021.
Liquidity and Capital Resources
For the three months ended June 30, 2022, net cash used in operating activities was $11.4 million, representing an increase of $11.9 million, from $0.5 million of cash generated for the three months ended June 30, 2021. The cash used in the three months ended June 30, 2022 resulted primarily from the net loss of $4.2 million, plus $6.6 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $13.8 million in unfavorable changes in non-cash working capital items, driven mainly by a temporary increase in unbilled revenues. In comparison, the cash flows for the three months ended June 30, 2021 resulted primarily from the net loss of $2.0 million, less $2.0 million of non-cash adjustments to the net loss, consisting primarily of the forgiveness of PPP loans and deferred taxes, partially offset by depreciation and amortization and share-based compensation, and $4.5 million in favorable changes in non-cash working capital items.
|4

Normal Course Issuer Bid Program ("NCIB")
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.
During the three months ended June 30, 2022, Alithya repurchased and cancelled 178,230 Class A subordinate voting shares under its share repurchase plan for a total cash consideration of $530,000.
As at June 30, 2022, the Company could purchase up to 4,926,642 Subordinate Voting Shares for cancellation under the NCIB.
Subsequent Event
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of U.S.-based Datum.
The Datum Acquisition was completed for total consideration of up to US$45.5 million ($58.4 million), including the assumption of estimated IFRS 16 lease liabilities of US$0.5 million ($0.6 million), subject to working capital and other adjustments. The consideration consisted of: (i) approximately US$13.7 million ($17.6 million) in cash on closing; (ii) US$4.0 million ($5.1 million) payable by the issuance of 1,867,262 Subordinate Voting Shares on closing, (iii) deferred cash consideration of approximately US$10.3 million ($13.3 million) and deferred share consideration of US$4.0 million ($5.1 million), both payable over three years and (iv) potential earn-out consideration of up to US$13.0 million ($16.7 million), payable in cash (75%) and shares (25%), based on annual gross profit increases, payable over three years.
Outlook
As a result of measures enacted during fiscal 2022 and 2021 to combat the COVID-19 pandemic, increased uncertainty surrounding global economic conditions and business impacts have resulted. In this context, the Company’s priority remains the protection of its people, its clients and the Company. However, notwithstanding the ongoing, global uncertainties, the Company has demonstrated its ability to navigate the crisis and maintain focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
|5

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the continued COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended June 30, 2022 and Management's Discussion and Analysis for the year ended March 31, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
|6

Non-IFRS Measures and other financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Gross Margin, Excluding PPP Loan Forgiveness, as a Percentage of Revenues, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Revenues	126,764	102,921
Net loss	(4,164)	(2,032)
Net financial expenses	1,793	949
Income tax recovery	(488)	(2,268)
Depreciation	1,579	1,553
Amortization of intangibles	4,699	3,380
EBITDA (1)	3,419	1,582
EBITDA Margin (1)	2.7%	1.5%
Adjusted for:
Foreign exchange loss (gain)	(164)	68
Share-based compensation	1,061	1,171
Business acquisition, integration and reorganization costs	1,882	3,943
Internal ERP systems implementation	—	248
Adjusted EBITDA (1)	6,198	7,012
Adjusted EBITDA Margin (1)	4.9%	6.8%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended June 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

|7

Conference Call
Alithya will hold a conference call to discuss these results on August 11, 2022 at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1 (888) 440-2069 or (438) 803-0525, conference ID: 1735627, or via webcast at https://www.icastpro.ca/hnii6p. The conference call recording can be accessed via Alithya’s website under the Investors section, or directly at https://www.alithya.com/en/investors.
About Alithya
Alithya is a trusted North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,900 professionals in Canada, the United States and internationally. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, insurance, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.

Source:
Benjamin Cerantola
Director of Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended June 30, 2022 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
|8